Via Facsimile and U.S. Mail
Mail Stop 6010

May 4, 2006

Mr. Albert A. Benchimol
Executive Vice President and Chief Financial Officer
PartnerRe Ltd.
Chesney House
96 Pitts Bay Road
Pembroke HM 08, Bermuda

> **Re: PartnerRe Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-14536**

Dear Mr. Benchimol:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis, page 28

Critical Accounting Policies, page 31

General

1.   We believe this disclosure could be improved to provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting estimates, except for your loss and loss expenses and life policy benefits that are discussed in the comments below, please provide us in

a disclosure-type format the uncertainties in applying these accounting policies, the amount of the change in estimate for each period presented and a sensitivity analysis of the estimate at the balance sheet date quantifying the effect that reasonably likely changes in key assumptions could have on the financial statements.

Losses and Loss Expenses and Life Policy Benefits, page 31

The intent of the next six comments is to improve your loss reserve disclosure and communicate to investors your methods for developing loss reserve estimates, the accuracy of those estimates and how you have considered the historical changes in those estimates in developing your current estimates. We ask that you please keep this in mind in drafting your responses in order to address these objectives.

2.   In the third paragraph on page 32, you indicate the various actuarial methods you use to estimate your reserves. Please provide in a disclosure-type format a discussion that specifically addresses the strengths and weaknesses of each model. In addition, please specify the model used to estimate your reserves for each line of business and explain why you chose that model over the other models considered.

3.   It is our understanding that included in the loss reserves for property and casualty insurance is a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. To better understand the judgments and uncertainties in your loss reserving process please describe to us your methodology for including a provision for uncertainty in a disclosure-type format.

4.   In the first paragraph on page 33, you indicate that you review the validity of your reserving assumptions and inputs on a periodic basis. Please provide in a disclosure-type format a discussion that specifically indicates the frequency in which you reassess the validity of your assumptions. If applicable, discuss whether the procedures used to review the validity of your reserving assumptions and inputs differ between your interim and annual reserve verifications.

5.   Although you identify various critical assumptions in your loss reserving process on page 33, you do not identify the key assumptions that drive your loss reserves. Please provide in a disclosure-type format a discussion that identifies and describes those few key assumptions used for each of your lines of business.

6.   On page 34 you discuss your loss development and the general impact on expected loss ratios for each of the last three years. Please address the following

comments related to your discussion of Non-Life sub-segments in a disclosure-type format:

    a. Explicitly identify the new event(s) that occurred, the current trends(s) observed or the additional information you acquired that caused the changes to your prior year reserve estimates for each line of business. Discuss the timing of the change in estimate to address why recognition occurred in the periods that it did and why recognition in earlier periods was not required. As a single example only, please discuss the events that caused the adverse development in recent years in the U.S. casualty line that prompted you to revise your loss development assumptions as indicated on pages 34 and 44.

    b. Discuss how each of your key assumptions has changed historically over the periods presented.

    c. Discuss how management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the current year reserves given their historical changes or given current trends observed. This discussion should link what has happened to the key assumptions in the past to what management is currently using as its key assumptions. As a single example only, please quantify the key assumptions and how you adjusted each of them as a result of the recent adverse development in the U.S. casualty line.

7.   On page 35 you disclose your net loss reserves by case reserves, ASR and IBNR for each segment. Please provide in a disclosure-type format the total loss reserve including the amounts for case reserves, ASR and IBNR by major line of business. Please reconcile the presentation of net loss reserves by line of business to the reserves recorded on your balance sheet.

Contractual obligations and commitments, page 66

8.   Please provide in a disclosure-type format a contractual obligation table that includes the estimated timing of payment of your policy benefits for life and annuity contracts and deposit liabilities. Otherwise please tell us in detail why you cannot reasonably estimate the timing of the payment of these obligations when you apparently have enough information available to reasonably estimate the obligation. In addition, please discuss the reason that amounts in the table differ from their recorded amounts in your 2005 financial statements.

Financial Statements, page 76

Consolidated Balance Sheets, page 76

9.   Please explain to us why you present cash and cash equivalents with your total
        investments when Rule 7-03 (a) of Regulation S-X requires separate presentation.
        We assume the objective of your cash management program is to earn interest on
        temporarily idle funds rather than to put capital at risk in the hope of benefiting
        from favorable price changes that may result from changes in interest rates or
        other factors. If your policy is not to treat all invested cash as a cash equivalent,
        then provide in a disclosure-type format your policy for determining what items
        are treated as cash equivalents. Refer to paragraph 10 of SFAS 95.

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies, page 80

10.   Your disclosure that "all entities meeting consolidation requirements have been
        included in the consolidation" is vague. Please provide in a disclosure-type
        format your principles of consolidation including discussion of subsidiaries,
        equity method investees and VIEs under FIN 46R. Please refer to Rule 4-08(a) of
        Regulation S-X.

Note 3: Investments

(i) Other Invested Assets, page 90

11.   Your equity in the earnings of Channel Re appears to be material in 2005. Please
        provide us with your analysis under Rules 3-09 and 4-08(g) of Regulation S-X
        indicating why you did not provide the financial statements or summary financial
        information of Channel Re.

12.   It appears that you should include disclosure discussing the uncertainty of the
        accounting for financial guarantee insurance and the potential impact on the
        earnings of Channel Re. Please see
        www.fasb.org/project/financial_guarantee_insurance.shtml for the current FASB
        project. Please provide this information in a disclosure-type format or explain to
        us why it was not disclosed.

Note 14: Off-Balance Sheet Arrangements, page 101

13.   Please tell us how you accounted for the forward sale agreement with Citibank
        Global Markets, Inc. Please reference the authoritative literature you relied upon
        to support your position.

        Please respond to these comments within 10 business days or tell us when you
will respond. Please furnish a letter that keys your responses to our comments and

provides the requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant